                       CONSENT AND LETTER OF TRANSMITTAL
                  TO TENDER AND TO GIVE CONSENT IN RESPECT OF
                     11% SENIOR SUBORDINATED NOTES DUE 2007
      PURSUANT TO THE OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT
                              DATED MARCH 24, 2000
                                       BY
                           THE DIALOG CORPORATION PLC

 THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 20, 2000, UNLESS EXTENDED (THE "EXPIRATION DATE"). HOLDERS OF NOTES MUST TENDER THEIR NOTES AND PROVIDE THEIR CONSENTS ON OR PRIOR TO THE EXPIRATION DATE IN ORDER TO RECEIVE THE TENDER PAYMENT. TENDERED NOTES MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE, BUT NOT THEREAFTER. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE EXECUTION OF THE SUPPLEMENTAL INDENTURE (AS DEFINED HEREIN).

             THE DEPOSITARY FOR THE OFFER AND THE SOLICITATION IS:

                              THE BANK OF NEW YORK

                                   BY OVERNIGHT COURIER
          BY MAIL:              AND BY HAND AFTER 4:30 PM:       BY HAND BEFORE 4:30 PM:
    The Bank of New York           The Bank of New York           The Bank of New York
    101 Barclay Street 7E          101 Barclay Street 7E          101 Barclay Street 7E
     New York, NY 10286             New York, NY 10286             New York, NY 10286
Attention: Carolle Montreuil   Attention: Carolle Montreuil   Attention: Carolle Montreuil
                                       BY FACSIMILE:
                                      (212) 815-6339

                                 FOR ELIGIBLE INSTITUTIONS
                                           ONLY

                                   CONFIRM BY TELEPHONE:
                                  (for Confirmation Only)
                                      (212) 815-5788

    DELIVERY OF THIS CONSENT AND LETTER OF TRANSMITTAL TO THE DEPOSITARY AT AN ADDRESS OTHER THAN AS SET FORTH ABOVE, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE TO A NUMBER OTHER THAN AS LISTED ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

                           THE INFORMATION AGENT IS:

                             D.F. KING & CO., INC.

                                77 Water Street
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (888) 242-8154

    ONLY HOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 24, 2000 (EACH A "RECORD HOLDER") WILL BE ENTITLED TO PROVIDE CONSENTS TO THE PROPOSED AMENDMENTS.

    HOLDERS WHO WISH TO BE ELIGIBLE TO RECEIVE THE TENDER PAYMENT PURSUANT TO THE OFFER MUST VALIDLY TENDER (AND NOT WITHDRAW) THEIR NOTES AND PROVIDE THEIR CONSENTS TO THE DEPOSITARY ON OR PRIOR TO THE EXPIRATION DATE. TENDERED NOTES MAY NOT BE WITHDRAWN AFTER THE EXPIRATION DATE, AND CONSENTS MAY NOT BE REVOKED AFTER THE EXECUTION OF THE SUPPLEMENTAL INDENTURE.

    This Consent and Letter of Transmittal is to be used by holders (the "Holders") of 11% Senior Subordinated Notes due 2007 (the "Notes") of The Dialog Corporation plc, a company incorporated in England and Wales (the "Company"), and, if: (i) certificates representing Notes are to be physically delivered to the Depositary herewith by such Holders; (ii) tender of Notes is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company ("DTC") (the "Book-Entry Transfer Facility") pursuant to the procedures set forth under the caption "Procedures for Tendering Notes and Delivering Consents--Book-Entry Delivery Procedures" in Section 8 of the Offer to Purchase and Consent Solicitation Statement dated March 24, 2000 (as it may be supplemented and amended from time to time, the "Statement"); (iii) tender of Notes is to be made according to the guaranteed delivery procedures set forth in
Section 8 of the Statement under the caption "Procedures for Tendering Notes and Delivering Consents--Guaranteed Delivery"; or (iv) tender of Notes is to be made according to the DTC Automated Tender Offer Program ("ATOP"), pursuant to the procedures set forth in Section 8 of the Statement under the caption "Procedures for Tendering Notes and Delivering Consents--Tender of Notes Held Through DTC."

    If a registered Holder who desires to tender Notes pursuant to the Offer is not the Record Holder, a Consent Proxy must be completed and properly executed by the Record Holder and must be delivered with the Consent and Letter of Transmittal of the registered Holder.

    All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Statement.

    DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    If a Holder desires to tender Notes pursuant to the Offer and deliver a Consent to the Proposed Amendments pursuant to the Solicitation and time will not permit this Consent and Letter of Transmittal, any Consent Proxy, certificates representing such Notes and all other required documents to reach the Depositary, or the procedure for book-entry transfer cannot be completed, on or prior to the Consent Date or the Expiration Date, as the case may be, then such Holder must tender such Notes and deliver such Consent and Consent Proxy, if applicable, according to the guaranteed delivery procedures set forth in
Section 8 of the Statement under the caption "Procedures for Tendering Notes and Delivering Consents--Guaranteed Delivery." See Instruction 2.

    HOLDERS WHO DESIRE TO TENDER THEIR NOTES PURSUANT TO THE OFFER AND RECEIVE THE TENDER PAYMENT ARE REQUIRED TO PROVIDE CONSENTS TO THE PROPOSED AMENDMENTS WITH RESPECT TO SUCH NOTES. ACCORDINGLY, THE PROPER TENDER BY A HOLDER OF NOTES PURSUANT TO THE OFFER WILL CONSTITUTE THE DELIVERY OF A CONSENT OF SUCH HOLDER TO THE PROPOSED AMENDMENTS WITH RESPECT TO THE PRINCIPAL AMOUNT OF THE NOTES SO TENDERED.

    The valid withdrawal of a Holder's Notes prior to the execution of the Supplemental Indenture will constitute the concurrent valid revocation of such Holder's Consent. A Holder who validly withdraws previously tendered Notes will not receive the Tender Payment. A Holder may not validly revoke a Consent unless such Holder validly withdraws such Holder's previously tendered Notes. Tendered Notes may not be withdrawn after the Expiration Date, and Consents may not be revoked after the execution of the Supplemental Indenture.

    The undersigned should complete, execute and deliver this Consent and Letter of Transmittal to indicate the action the undersigned desires to take with respect to the Offer and the Solicitation.

--------------------------------------------------------------------------------

                                TENDER OF NOTES
  ----------------------------------------------------------------------------

  / /  CHECK HERE IF TENDERED NOTES ARE ENCLOSED HEREWITH.

  / / CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH A BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

  Name of Tendering Institution: _____________________________________________

  Name of Book-Entry Transfer Facility:

  / /  DTC

  Account Number: ____________________________________________________________

  Transaction Code Number: ___________________________________________________

  / / CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

  Name(s) of Registered Note Holder(s): ______________________________________

  Window Ticket Number (if any): _____________________________________________

  Date of Execution of Notice of Guaranteed Delivery: ________________________

  Date of Eligible Institution that Guaranteed Delivery: _____________________
  ----------------------------------------------------------------------------

    List below the Notes to which this Consent and Letter of Transmittal relates. If the space provided is inadequate, list the certificate numbers and principal amounts on a separately executed schedule and affix the schedule to this Consent and Letter of Transmittal. Tenders of Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

------------------------------------------------------------------------------------------------------
                             DESCRIPTION OF 11% SENIOR SUBORDINATED NOTES
------------------------------------------------------------------------------------------------------
                                                                                     PRINCIPAL AMOUNT
         NAME(S) AND ADDRESS(ES) OF                                   AGGREGATE       TENDERED AND AS
            REGISTERED HOLDER(S)                  CERTIFICATE     PRINCIPAL AMOUNT   TO WHICH CONSENTS
         (PLEASE FILL IN, IF BLANK)              NUMBER(S)(*)       REPRESENTED**       ARE GIVEN**
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                                Total Principal
                                                Amount of Notes
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
  * Need not be completed by Holders tendering by book-entry transfer.
 ** Unless otherwise specified, it will be assumed that the entire aggregate principal amount represented by the Notes described above is being tendered. See Instruction 4. Holders who desire to tender their Notes pursuant to the Offer and receive the Tender Payment are required to consent to the Proposed Amendments with respect to all Notes tendered by such Holders.
------------------------------------------------------------------------------------------------------

    The names and addresses of the registered Holders should be printed, if not already printed above, exactly as they appear on the Notes tendered hereby. The Notes and the principal amount of the Notes that the undersigned wishes to tender should be indicated in the appropriate boxes.

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

    The undersigned hereby tenders to The Dialog Corporation plc, a company incorporated in England and Wales (the "Company"), upon the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement dated March 24, 2000 (as it may be supplemented and amended from time to time, the "Statement"), receipt of which is hereby acknowledged, and in accordance with this Consent and Letter of Transmittal, and delivers Consents to the Proposed Amendments with respect to the principal amount of Notes indicated in the table above entitled "Description of 11% Senior Subordinated Notes" under the column heading "Principal Amount Tendered and as to which Consents are Given."

    Subject to purchase by the Company, by acceptance for payment and payment for the principal amount of Notes tendered herewith, in accordance with the terms and subject to the conditions of the Offer and applicable law, including the prior execution of the Supplemental Indenture, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in and to all of the Notes tendered hereby. The undersigned also hereby delivers Consents to the Proposed Amendments with respect to the entire principal amount of Notes so tendered. The undersigned hereby irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that the Depositary also acts as the agent of the Company) with respect to such Notes, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) present such Notes and all evidences of transfer and authenticity to, or transfer ownership of, such Notes on the account books maintained by any of the Book-Entry Transfer Facilities to, or upon the order of, the Company, (ii) present such Notes for transfer of ownership on the books of the relevant security register, (iii) receive all benefits and otherwise of such Notes, and (iv) deliver to the Company and the Trustee this Consent and Letter of Transmittal as evidence of the undersigned's Consent to the Proposed Amendments and as certification that Requisite Consents to the Proposed Amendments duly executed by Holders have been received, all in accordance with the terms and conditions of the Offer and the Solicitation as described in the Statement.

    The undersigned agrees and acknowledges that, by the execution and delivery hereof, the undersigned makes and provides the written Consent to the Proposed Amendments with respect to the principal amount of Notes tendered herewith, as permitted by Section 9.02 of the Indenture. The undersigned understands that the Consents provided hereby shall remain in full force and effect unless and until such Consents are revoked in accordance with the procedures set forth in the Statement and this Consent and Letter of Transmittal. The undersigned also understands that the Proposed Amendments will be effected by the Supplemental Indenture which will be executed by the Issuer and the Trustee following receipt of the Requisite Consents. However, the Proposed Amendments, by their terms, do not become effective or effect any change in the operating provisions of the Indenture unless the Company purchases, by accepting for payment, all Notes validly tendered (and not withdrawn) pursuant to the Offer, in which event the Proposed Amendments shall be deemed effective as of immediately prior to such acceptance for payment, and the Company shall thereafter be obligated to pay for the Notes so accepted on the Payment Date. The undersigned also understands that no revocation of Consents may be made after the execution of the Supplemental Indenture, but if the Offer is terminated thereafter without any Notes having been purchased, the Proposed Amendments will not become effective.

    If the undersigned is not the registered Holder of the Notes tendered herewith or such Holder's legal representative or attorney-in-fact, then, in order to provide valid Consents (and to make a valid tender, since Notes may not be tendered without also consenting to the Proposed Amendments), the undersigned has obtained a properly completed irrevocable proxy dated the date hereof that authorizes the undersigned to vote such Notes on behalf of the Holder thereof, and such proxy is being delivered with this Consent and Letter of Transmittal.

    The undersigned understands that tenders of Notes may be withdrawn and Consents may be revoked at any time on or prior to the Expiration Date by written notice of withdrawal or revocation, or a properly transmitted "Request Message" through ATOP, received by the Depositary, in accordance with the procedures set forth in Section 9 of the Statement under the caption "Withdrawal of Tenders and Revocation of Consents." A valid withdrawal of tendered Notes on or prior to the Expiration Date will be deemed a revocation of the related Consents. Consents may be revoked at any time prior to the execution of the Supplemental Indenture, but a valid revocation of Consents will result in a withdrawal of a tender of the Notes. In the event of a termination of the Offer without any Notes having been purchased thereunder, the Notes tendered pursuant to the Offer will be returned to the tendering Holders promptly (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to an account maintained at the Book-Entry Transfer Facility from which such Notes were delivered). If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional Offer materials and extend the Offer, to the extent required by law. If the Solicitation is amended prior to the execution of the Supplemental Indenture in a manner determined by the Company to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Solicitation for a period deemed by the Company to be adequate to permit Holders to deliver or revoke their Consents.

    The undersigned understands that tenders of Notes pursuant to any of the procedures described in the Statement and in the instructions hereto and acceptance of such Notes by the Company will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer and the Solicitation and this Consent and Letter of Transmittal. For purposes of the Offer, the undersigned understands that validly tendered Notes (or defectively tendered Notes with respect to which the Company has waived, or has caused to be waived, such defect) will be deemed to have been accepted for payment if, as and when the Company gives oral or written notice thereof to the Depositary. The Company will pay for Notes so accepted as soon as practicable following the acceptance of Notes validly tendered for purchase and payment pursuant to the Offer by depositing the Tender Payment in immediately available funds with the Depositary. For purposes of the Solicitation, Consents received by the Depositary will be deemed to have been accepted if, as and when the Company gives written notice to the Trustee of the receipt by the Depositary of the Requisite Consents and the Supplemental Indenture is executed.

    The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Notes tendered hereby and to give the Consents contained herein, and that, when such tendered Notes are accepted for payment and paid for by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. The undersigned, upon request, will execute and deliver any additional documents deemed by the Depositary or by the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered hereby, to perfect the undersigned's Consents to the Proposed Amendments or to complete the execution of the Supplemental Indenture.

    All authority conferred or agreed to be conferred by this Consent and Letter of Transmittal shall not be affected by and shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

    The undersigned understands that, if the undersigned is not the Record Holder of the Notes, the undersigned must deliver, with the Consents contained herein, a completed and validly executed Consent Proxy from such Record Holder of the Notes. Any delivery of a Consent without such consent proxy by the undersigned who is not a Record Holder will constitute an invalid Consent (and an invalid tender, since Notes may not be tendered without also consenting to the Proposed Amendments).

    The undersigned understands that the delivery and surrender of any Notes is not effective, and the risk of loss of the Notes does not pass to the Company, until receipt by the Depositary of this Consent and Letter of Transmittal, or a facsimile hereof, properly completed and duly executed, together with all accompanying evidences of authority and any other required documents in form satisfactory to the Company. All questions as to form of all documents and the validity (including time of receipt) and acceptance of tenders and withdrawals of Notes and deliveries and revocations of Consents will be determined by the Company, in its sole discretion, which determination shall be final and binding.

    Unless otherwise indicated herein under "Special Payment or Issuance Instructions," the undersigned hereby requests that any Notes representing principal amounts not tendered or not accepted for payment be issued in the name(s) of the undersigned, and checks for the Tender Payment to be made in connection with the Offer be issued to the order of the undersigned. Similarly, unless otherwise indicated herein under "Special Delivery Instructions," the undersigned hereby requests that any Notes representing principal amounts not tendered or not accepted for payment and checks for the Tender Payment to be made in connection with the Offer be delivered to the undersigned at the address shown below the undersigned's signature(s). In the event that the "Special Payment or Issuance Instructions" box or the "Special Delivery Instructions" box is, or both are, completed, the undersigned hereby requests that any Notes representing principal amounts not tendered or not accepted for payment be issued in the name(s) of, certificates for such Notes be delivered to, and checks for the Tender Payment to be made in connection with the Offer be issued in the name(s) of, and be delivered to, the person(s) at the address(es) so indicated, and credit for Notes representing principal amounts not tendered or not accepted for payment be made to the account of the Book-Entry Transfer Facility so indicated, as applicable. The undersigned recognizes that the Company has no obligation pursuant to the "Special Payment or Issuance Instructions" box or the "Special Delivery Instructions" box to transfer any Notes from the name of the registered holder(s) thereof if the Company does not accept for purchase any of the principal amount of such Notes so tendered.

-------------------------------------------
                               SPECIAL PAYMENT OR
                             ISSUANCE INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

      To be completed ONLY if Notes in a principal amount not tendered or not accepted for purchase are to be issued in the name of, or checks for the Tender Payment are to be issued to the order of, someone other than the person or persons whose signature(s) appear(s) within this Consent and Letter of Transmittal or issued to an address different from that shown in the box entitled "Description of 11% Senior Subordinated Notes" within this Consent and Letter of Transmittal.

  Issue: G Notes
        G Checks
        (check as applicable)

  Name _______________________________________________________________________
                                 (Please Print)

  Address ____________________________________________________________________
  Address ____________________________________________________________________
                                     (Please Print)

  ____________________________________________________________________________
                                   (Zip Code)

  ____________________________________________________________________________
                 (Tax Identification or Social Security Number)
                        (See Substitute Form W-9 herein)

------------------------------------------------------
------------------------------------------------------

                                SPECIAL DELIVERY
                                  INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

      To be completed ONLY if Notes in a principal amount not tendered or not accepted for payment or checks for the Tender Payment are to be sent to someone other than the person or persons whose signature(s) appear(s) within this Consent and Letter of Transmittal or to an address different from that shown in the box entitled "Description of 11% Senior Subordinated Notes" within this Consent and Letter of Transmittal.

  Deliver: G Notes

           G Checks

           (check as applicable)

  Name _______________________________________________________________________

                                 (Please Print)

  Address ____________________________________________________________________

  Address ____________________________________________________________________

                                     (Please Print)

   __________________________________________________________________________

                                   (Zip Code)
-----------------------------------------------------

------------------------------------------------

                                PLEASE SIGN HERE
  (TO BE COMPLETED BY ALL TENDERING AND CONSENTING HOLDERS OF NOTES REGARDLESS
           OF WHETHER NOTES ARE BEING PHYSICALLY DELIVERED HEREWITH)

      By completing, executing and delivering this Consent and Letter of Transmittal, the undersigned hereby consents to the Proposed Amendments with respect to the principal amount of the Notes tendered herewith.

      This Consent and Letter of Transmittal must be signed by the registered Holder(s) exactly as name(s) appear(s) on certificate(s) for Note(s) or, if tendered by a participant in one of the Book-Entry Transfer Facilities, exactly as such participant's name appears on a security position listing as owner of Notes, or by person(s) authorized to become registered Holder(s) by endorsements and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.

  ____________________________________________________________________________

  ____________________________________________________________________________
          SIGNATURE(S) OF REGISTERED HOLDER(S) OR AUTHORIZED SIGNATORY

                       (SEE GUARANTEE REQUIREMENT BELOW)

  Dated: ______________________________________________________________ , 2000
  Name(s) ____________________________________________________________________
                (PLEASE PRINT)

  Capacity ___________________________________________________________________
  Address ____________________________________________________________________
  ____________________________________________________________________________
                               (INCLUDE ZIP CODE)

  Area Code and Tel. No. _____________________________________________________

  Tax Identification or
  Social Security No. ________________________________________________________
                  (COMPLETE ACCOMPANYING SUBSTITUTE FORM W-9)
                           GUARANTEE OF SIGNATURE(S)
                    (IF REQUIRED--SEE INSTRUCTIONS 1 AND 5)

  Authorized Signature _______________________________________________________

  Name of Firm _______________________________________________________________

  Address ____________________________________________________________________

  Area Code & Tel. No. _______________________________________________________

  Dated: ______________________________________________________________ , 2000
------------------------------------------------
------------------------------------------------

                                 CONSENT PROXY
                                PLEASE SIGN HERE
                     (TO BE COMPLETED BY ALL RECORD HOLDERS
                           OF NOTES WHO ARE NO LONGER
                          REGISTERED HOLDERS OF NOTES)

      By completing, executing and delivering this Consent proxy, the undersigned hereby appoints the Current Holder, with full power of substitution, to provide the Consent and Notice of Transmittal to the Proposed Amendments with respect to the principal amount of the Notes registered in the name of the undersigned on the Record Date.

      This Consent proxy must be signed by the Record Holder(s) exactly as name(s) appear(s) on certificates(s) for Note(s), or by person(s) authorized to become registered Holder(s) by endorsements and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.

  ____________________________________________________________________________

  ____________________________________________________________________________

          SIGNATURE(S) OF REGISTERED HOLDER(S) OR AUTHORIZED SIGNATORY

                       (SEE GUARANTEE REQUIREMENT BELOW)

  Dated: ______________________________________________________________ , 2000

  Name(s) ____________________________________________________________________

                (PLEASE PRINT)

  Capacity ___________________________________________________________________

  Address ____________________________________________________________________

  ____________________________________________________________________________

                               (INCLUDE ZIP CODE)

                           GUARANTEE OF SIGNATURE(S)
                    (IF REQUIRED--SEE INSTRUCTIONS 1 AND 5)

  Authorized Signature _______________________________________________________

  Name of Firm _______________________________________________________________

  Address ____________________________________________________________________

  Area Code & Tel. No. _______________________________________________________

  Dated: ______________________________________________________________ , 2000
-----------------------------------------------

                                  INSTRUCTIONS

THESE INSTRUCTIONS FORM PART OF THE TERMS AND CONDITIONS OF THE OFFER AND THE
  SOLICITATION.

    1. SIGNATURE GUARANTEES. All signatures on this Consent and Letter of Transmittal must be guaranteed by a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program, or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing being referred to as an "Eligible Institution"), unless the Notes tendered hereby are tendered (i) by a registered Holder of the Notes (or by a participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of such Notes) who has not completed either the box entitled "Special Delivery Instruction" or the box entitled "Special Payment or Issuance Instructions" on this Consent and Letter of Transmittal, or (ii) for the account of an Eligible Institution. If the Notes are registered in the name of a person other than the signer of this Consent and Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered Holder, then the signatures on this Consent and Letter of Transmittal must be guaranteed by an Eligible Institution as described above. See Instruction 5.

    2. DELIVERY OF CONSENT AND LETTER OF TRANSMITTAL AND NOTES. This Consent and Letter of Transmittal is to be completed by Holders if (i) certificates representing Notes are to be physically delivered to the Depositary herewith by such Holders; (ii) tender of Notes is to be made by book-entry transfer to the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 8 of the Statement under the caption "Procedures for Tendering Notes and Delivering Consents--Book-Entry Delivery Procedures";
(iii) tender of Notes is to be made according to the guaranteed delivery procedures set forth in Section 8 of the Statement under the caption "Procedures for Tendering Notes and Delivering Consents--Guaranteed Delivery"; or
(iv) tender of Notes and delivery of Consents is to be made through ATOP, pursuant to the procedures set forth in Section 8 of the Statements under the caption "Procedures for Tendering Notes and Delivering Consents--Tender of Notes Held Through DTC."

    In order to validly tender Notes pursuant to the Offer and validly deliver Consents pursuant to the Solicitation, all physically delivered Notes, or a Book-Entry Confirmation, including by means of an Agent's Message, of the transfer into the Depositary's account at a Book-Entry Transfer Facility of all Notes delivered electronically, as well as a properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof) and any other documents required by this Consent and Letter of Transmittal, must be received by the Depositary at its address set forth herein on or prior to the Expiration Date, or the tendering Holder must comply with the guaranteed delivery procedures set forth below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    If a Holder desires to tender Notes pursuant to the Offer and deliver a Consent to the Proposed Amendments pursuant to the Solicitation and time will not permit this Consent and Letter of Transmittal, certificates representing such Notes and all other required documents to reach the Depositary, or the procedures for book-entry transfer cannot be completed on or prior to the Expiration Date, such Holder must tender such Notes and deliver such Consent pursuant to the guaranteed delivery procedures set forth in Section 8 of the Statement under the caption "Procedures for Tendering Notes and Delivering Consents--Guaranteed Delivery." Pursuant to such procedures, (i) such tender must be made by or through an Eligible Institution, (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form of the Notice of Guaranteed Delivery provided by the Company, or an Agent's Message with respect to guaranteed delivery that is acceptable to the Company, must be received by the Depositary, either by hand delivery, mail, telegram, or facsimile transmission, on or prior to the Expiration Date and (iii) the certificates for all tendered Notes, in proper form for transfer (or a Book-Entry Confirmation, including by means of an Agent's Message, of the transfer of such Notes into the Depositary's account at one of the Book-Entry Transfer Facilities pursuant to the procedures for such transfer set forth in Section 8 of the Statement under the caption "Procedures of Tendering Notes and Delivering Consents--Book-Entry Delivery Procedures"), together with a properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof) with any required signature guarantees and any other documents required by this Consent and Letter of Transmittal must be received by the Depositary within three New York Stock Exchange trading days after the date of the execution of the Notice of Guaranteed Delivery.

    THE METHOD OF DELIVERY OF THIS CONSENT AND LETTER OF TRANSMITTAL, THE NOTES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH A BOOK-ENTRY TRANSFER FACILITY AND ANY ACCEPTANCE OR AGENT'S MESSAGE TRANSMITTED THROUGH ATOP, IS AT THE OPTION AND RISK OF THE TENDERING HOLDER. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed for such documents to reach the Depositary on or prior to the Expiration Date. Except as otherwise provided in this Instruction 2, delivery will be deemed made only when actually received by the Depositary.

    No alternative, conditional or contingent tenders will be accepted. All tendering Holders, by execution of this Consent and Letter of Transmittal (or a facsimile thereof), waive any right to receive any notice of the acceptance of their Notes for payment.

    If the registered holder of the Notes is not the Record Holder of such Notes, a Consent Proxy must be properly completed and executed by the Record Holder of the Notes. A Consent Proxy must be delivered together with the Consent and Letter of Transmittal by the registered holder in accordance with the permitted methods of delivery provided for herein.

    3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and/or the principal amounts represented by Notes should be listed on a separate, signed schedule attached hereto.

    4. PARTIAL TENDERS. Tenders of Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. If Holders wish to tender and deliver Consents with respect to less than the entire principal amount evidenced by any Notes submitted, such Holders must fill in the principal amount that is to be tendered in the column entitled "Principal Amount Tendered and as to which Consents are Given" in the table entitled "Description of 11% Senior Subordinated Notes." In the case of a partial tender of Notes, as soon as practicable after the Expiration Date, new certificates for the remainder of the Notes that were evidenced by such Holder's old certificates will be issued in the name of and sent to such Holder, unless otherwise provided in the appropriate "special instruction" box or boxes on this Consent and Letter of Transmittal. Unless otherwise indicated in the table entitled "Description of 11% Senior Subordinated Notes" under the column heading "Principal Amount Tendered and as to which Consents are Given," the entire principal amount that is represented by Notes delivered to the Depositary will be deemed to have been tendered, and the tendering Holder will be deemed to have delivered a Consent to the Proposed Amendments with respect to the entire principal amount of Notes so tendered.

    5. SIGNATURES ON CONSENT AND LETTER OF TRANSMITTAL, INSTRUMENTS OF TRANSFER AND ENDORSEMENTS. If this Consent and Letter of Transmittal is signed by the registered Holder(s) of the Notes tendered hereby, the signatures must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If this Consent and Letter of Transmittal is signed by a participant in one of the Book-Entry Transfer Facilities whose name is shown as the owner of the Notes tendered hereby, the signature must correspond with the name shown on the security position listing as the owner of the Notes.

    If any of the Notes tendered hereby are registered in the name of two or more Holders, all such Holders must sign this Consent and Letter of Transmittal. If any of the Notes tendered hereby are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Consents and Letters of Transmittal as there are different registrations of certificates.

    If this Consent and Letter of Transmittal or instrument of transfer is or any Notes are signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of such person's authority to so act must be submitted.

    When this Consent and Letter of Transmittal is signed by the registered Holder(s) of the Notes listed and transmitted hereby, no endorsements of Notes or separate instruments of transfer are required unless payment is to be made, or Notes not tendered or purchased are to be issued, to a person other than the registered Holder(s), in which case signatures on such Notes or instruments of transfer must be guaranteed by an Eligible Institution.

    IF THIS CONSENT AND LETTER OF TRANSMITTAL IS SIGNED OTHER THAN BY THE REGISTERED HOLDER(S) OF THE NOTES LISTED, THE NOTES MUST BE ENDORSED OR ACCOMPANIED BY APPROPRIATE WRITTEN INSTRUMENT OR INSTRUMENTS OF TRANSFER, IN EITHER CASE SIGNED EXACTLY AS THE NAME OR NAMES OF THE REGISTERED HOLDER(S) APPEAR ON THE NOTES AND SIGNATURE(S) ON SUCH NOTES OR INSTRUMENTS OF TRANSFER ARE REQUIRED AND MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION, UNLESS THE SIGNATURE IS THAT OF AN ELIGIBLE INSTITUTION. IN ADDITION, SUCH TENDER MUST BE ACCOMPANIED BY A VALID CONSENT OR PROXY OF SUCH REGISTERED HOLDER(S), SINCE NOTES MAY NOT BE TENDERED WITHOUT A CONSENT TO THE PROPOSED AMENDMENTS BEING PROVIDED THEREWITH AND ONLY REGISTERED HOLDERS ARE ENTITLED TO PROVIDE CONSENTS TO THE PROPOSED AMENDMENTS. SIGNATURES ON SUCH CONSENT OR PROXY MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION, UNLESS THE SIGNATURE IS THAT OF AN ELIGIBLE INSTITUTION.

    Pursuant to authority granted by DTC, any DTC participant which has Notes credited to its DTC account at any time (and thereby held of record by DTC's nominee) may directly provide a Consent to the Proposed Amendments as though it were the registered Holder by so completing, executing and delivering this Consent and Letter of Transmittal.

    6. SPECIAL PAYMENT OR ISSUANCE AND DELIVERY INSTRUCTIONS. If a check and/or certificates for unpurchased or untendered Notes are to be issued in the name of a person other than the signer of this Consent and Letter of Transmittal, or if a check is to be sent and/or such Notes are to be returned to someone other than the signer of this Consent and Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Consent and Letter of Transmittal should be completed. All Notes tendered by book-entry transfer and not accepted for payment will be returned by crediting the account at the Book-Entry Transfer Facility designated above as the account from which such Notes were delivered, unless the appropriate box on this Consent and Letter of Transmittal is checked, in which case the Notes will be returned by crediting the account indicated in such box.

    7. TRANSFER TAXES. Except as set forth in this Instruction 7, the Company will pay or cause to be paid any transfer taxes with respect to the transfer and sale of Notes to it, or to its order, pursuant to the Offer. If payment of the Tender Payment is to be made to, or if Notes not tendered or purchased are to be registered in the name of, any persons other than the registered owners, or if tendered Notes are registered in the name of any persons other than the persons signing this Consent and Letter of Transmittal, the amount of any transfer taxes (whether imposed on the registered Holder or such other person) payable on account of the transfer to such other person will be deducted from the Tender Payment unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

    8. WAIVER OF CONDITIONS. The conditions of the Offer and the Solicitation may be amended or waived by the Company, in whole or in part, at any time and from time to time in the Company's sole discretion, in the case of any Notes tendered or Consents delivered.

    9. SUBSTITUTE FORM W-9. Each tendering Holder (or other payee) is required to provide the Depositary with a correct taxpayer identification number ("TIN"), generally the Holder's social security or federal employer identification number, together with certain other information, on Substitute Form W-9, which is provided under "Important Tax Information" below, and is required to certify that the Holder (or other payee) is not subject to backup withholding. Failure to provide such holder's taxpayer identification number on the Substitute Form W-9 may subject the tendering Holder (or other payee) to a $50 penalty imposed by the Internal Revenue Service and 31% federal income tax withholding on the payment of the Tender Payment. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment. The box in part 3 of the Substitute Form W-9 may be checked if the tendering Holder (or other payee) has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN by the time of payment, the Depositary will withhold 31% on all such payments of the Tender Payment until a TIN is provided to the Depositary.

    10. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions relating to the procedures for tendering Notes and providing Consents to the Proposed Amendments and requests for assistance may be directed to the Dealer Manager at its address and telephone number set forth below. Additional copies of the Statement, this Consent and Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be obtained from the Information Agent at the address and telephone number set forth below or from your broker, dealer, commercial bank, trust company or other nominee.

    IMPORTANT: IN ORDER TO VALIDLY TENDER NOTES PURSUANT TO THE OFFER AND VALIDLY DELIVER CONSENTS PURSUANT TO THE SOLICITATION, THIS CONSENT AND LETTER OF TRANSMITTAL (OR A FACSIMILE HEREOF), TOGETHER WITH CERTIFICATES REPRESENTING NOTES (OR A BOOK-ENTRY CONFIRMATION, INCLUDING BY MEANS OF AN AGENT'S MESSAGE) AND ALL OTHER REQUIRED DOCUMENTS OR THE NOTICE OF GUARANTEED DELIVERY, MUST BE RECEIVED BY THE DEPOSITARY ON OR PRIOR TO THE EXPIRATION DATE.

                           IMPORTANT TAX INFORMATION

    Under federal income tax law, certain Holders whose Notes are tendered and accepted for payment or exchange are required to provide the Depositary with such Holder's current TIN on Substitute Form W-9 below. If such Holder is an individual, the TIN is his or her Social Security number. If the Depositary is not provided with the correct TIN, the Holder or other payee may be subject to a $50 or greater penalty imposed by the Internal Revenue Service. In addition, any Tender Payment paid to such Holder or other payee with respect to Notes purchased pursuant to the Offer may be subject to 31% backup withholding tax.

    Certain Holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that Holder must submit to the Depositary a properly completed Internal Revenue Service Form W-8 (a "Form W-8"), signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8 can be obtained from the Depositary. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

    If backup withholding applies, the Depositary is required to withhold 31% of any Tender Payment paid to the Holder or other payee. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

PURPOSE OF SUBSTITUTE FORM W-9

    To prevent backup withholding on any Tender Payment paid to a Holder or other payee with respect to Notes purchased pursuant to the Offer, the Holder is required to notify the Depositary of the Holder's current TIN (or the TIN of any other payee) by completing the form below, certifying that the TIN provided on Substitute Form W-9 is correct (or that such Holder is awaiting a TIN), and that
(1) the Holder has not been notified by the Internal Revenue Service that the Holder is subject to backup withholding as a result of failure to report all interest or dividends or
(2) the Internal Revenue Service has notified the Holder that the Holder is no longer subject to backup withholding.

WHAT NUMBER TO GIVE THE DEPOSITARY

    The Holder is required to give the depositary the TIN (e.g., social security number or employer identification number) of the record owner of the Notes. If the Notes are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9," for additional guidance on which number to report.

--------------------------------------------------------------------------------------------------------------
                                      PAYER'S NAME: THE BANK OF NEW YORK
--------------------------------------------------------------------------------------------------------------
 SUBSTITUTE                                PART 1--PLEASE PROVIDE       Social Security Number(s) or Employer
 FORM W-9                                  YOUR TIN IN THE BOX AT             Identification Number(s)
 DEPARTMENT OF THE TREASURY                RIGHT AND CERTIFY BY               ------------------------
 INTERNAL REVENUE SERVICE                  SIGNING AND DATING
                                           BELOW.

                                           -------------------------------------------------------------------
                                           PART 2--Certification--Under penalties of perjury, I certify that:
                                           (1) The number shown on this form is my correct taxpayer
                                           identification number (or I am waiting for a number to be issued for me), and
                                           (2) I am not subject to backup withholding because: (a) I am exempt
 PAYER'S REQUEST FOR TAXPAYER
 IDENTIFICATION NUMBER ("TIN")                 from backup withholding, or (b) I have not been notified by the
                                               Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

                                           CERTIFICATION INSTRUCTIONS--You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.
                                           ---------------------------------------------------------------
                                           SIGNATURE                   PART 3
                                           ---------------

                                           DATE -------------------               Awaiting TIN / /
--------------------------------------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A $50 OR GREATER
      PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND BACKUP WITHHOLDING OF 31% OF ANY CASH PAYMENTS MADE TO YOU PURSUANT TO THE OFFER AND THE SOLICITATION. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

      YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF THE SUBSTITUTE FORM W-9.

--------------------------------------------------------------------------------

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or
 (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all reportable cash payments made to me thereafter will be withheld until I provide a taxpayer identification number.

 Signature
 ----------------------------------------------------                      Date
 ---------------------
--------------------------------------------------------------------------------

             THE DEPOSITARY FOR THE OFFER AND THE SOLICITATION IS:

                              THE BANK OF NEW YORK

          BY MAIL:              BY OVERNIGHT COURIER AND BY     BY HAND BEFORE 4:30 P.M.:
    The Bank of New York            HAND AFTER 4:30 PM:           The Bank of New York
    101 Barclay Street 7E          The Bank of New York           101 Barclay Street 7E
     New York, NY 10286            101 Barclay Street 7E           New York, NY 10286
Attention: Carolle Montreuil        New York, NY 10286        Attention: Carolle Montreuil
                               Attention: Carolle Montreuil

                                       BY FACSIMILE:
                                      (212) 815-6339

                                 FOR ELIGIBLE INSTITUTIONS
                                           ONLY

                                   CONFIRM BY TELEPHONE:
                                  (for Confirmation Only)
                                      (212) 815-5788

        THE INFORMATION AGENT FOR THE OFFER AND FOR THE SOLICITATION IS:

                             D.F. KING & CO., INC.

                                77 Water Street

                            New York, New York 10005

                 Banks and Brokers Call Collect: (212) 269-5550

                   All Others Call Toll Free: (888) 242-8154

THE DEALER MANAGER FOR THE OFFER AND SOLICITATION AGENT FOR THE SOLICITATION IS:

                        WASSERSTEIN PERELLA & CO., INC.

                              31 West 52nd Street

                               New York, NY 10019

                            Attention: Mark Hootnick

           Samuel Greene

                             Phone: (212) 969-2700

                              Fax: (212) 969-7836